BD 3/3 *

09057760

TED STATES
EXCHANGE COMMISSION
ton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41101

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

ND EXCHANGE COMMISSION
RECEIVED
FEB 2 3 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS

NAME OF BROKER-DEALER:

ProFutures Financial Group, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11719 Bee Cave Road, Suite 200
(No. and Street)

Austin	Texas	78738
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debi Halbert — 1-800-348-3601 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 1 2 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

TA 3/11

OATH OR AFFIRMATION

I, Debi Halbert , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ProFutures Financial Group, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the
19th day of February, 2009

Nancy J. Simenson
Notary Public

OFFICIAL SEAL
NANCY J. SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2009

Debi Halbert
Signature

Secretary / Treasurer
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

Stockholder of
ProFutures Financial Group, Inc.
Austin, Texas

We have audited the accompanying statement of financial condition of ProFutures Financial Group, Inc. (the Company) as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 19, 2009

ProFutures Financial Group, Inc.

Statement of Financial Condition
December 31, 2008

Assets		
Cash and cash equivalents	$	110,053
Common stock of NASDAQ OMX Group, Inc. (cost – $8,100)		7,413
Total assets	$	117,466
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable	$	1,803
Stockholder's Equity		
Common stock		12,000
Additional paid-in capital		49,360
Retained earnings		54,303
Total stockholder's equity		115,663
Total liabilities and stockholder's equity	$	117,466

See Notes to Statement of Financial Condition.

Note 1. Organization and Summary of Significant Accounting Policies

Nature of business: ProFutures Financial Group, Inc. (the Company) was organized on March 17, 1989 under the laws of Texas. The Company is a securities broker and dealer registered with and regulated by the United States Securities and Exchange Commission and is a member firm of the Financial Industry Regulatory Authority, Inc. (FINRA), formerly the National Association of Securities Dealers, Inc. (NASD). Consistent with restrictions provided by the Company's registration, it does not carry customer accounts, hold funds or securities for, or owe money to, customers.

Method of accounting: The financial statements are presented in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and cash equivalents: Cash and cash equivalents consist of cash, investments in money market funds and money market deposit accounts. Interest is recorded on the accrual basis. The Company maintains its cash and cash equivalents with financial institutions. In the event of a financial institution's insolvency, the Company's recovery of cash balances on deposit may be limited to account insurance or other protection afforded such deposits.

Investment: Investment transactions are recorded on trade date and investment positions are reflected at fair value. Realized gains and losses from security transactions, if any, are determined using the identified cost method. Brokerage commissions and other trading fees are reflected as an adjustment to cost or proceeds at the time of the transaction. Dividends are recorded on the ex-dividend date.

Income taxes: The Company has elected "S" corporation status under the Internal Revenue Code, pursuant to which the Company does not pay U.S. corporate income tax on its taxable income. Instead, the stockholder is liable for individual income tax on the Company's taxable income.

The Company has continued to evaluate the application of Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48) entitled "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" to the Company, and has determined that FIN 48 does not have a material impact on the Company's financial statements. In connection with the application of FIN 48, the Company has elected an accounting policy to classify interest and penalties, if any, as interest expense. The Company files U.S. federal and state tax returns. The 2005 through 2008 tax years generally remain subject to examination by U.S. federal and most state tax authorities.

Note 2. Fair Value

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" (FAS 157). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurement. FAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FAS 157 requires use of a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: quoted market prices in active markets for identical assets or liabilities (Level 1); inputs other than quoted market prices that are observable for the asset or liability, either directly or indirectly (Level 2); and unobservable inputs for an asset or liability (Level 3).

The Company's investments are reported at fair value using quoted market prices. Securities listed or quoted on a national securities exchange or market are valued at the last reported sales price on the valuation date.

The following summarizes the Company's assets accounted for at fair value at December 31, 2008, using the fair value hierarchy of FAS 157:

Description	Level 1	Level 2	Level 3	Total
Assets				
Cash equivalents -				
Money market funds	$ 96,628	$ -	$ -	$ 96,628
Common stock of NASDAQ				
OMX Group, Inc.	7,413	-	-	7,413

Note 3. Related Parties

The Company entered into a selling agreement with ProFutures, Inc., an affiliated entity, whereby the Company will act as broker-dealer for any fund in which ProFutures, Inc. is the General Partner or Trading Manager. In accordance with the selling agreement, during 2008, ProFutures, Inc. paid the Company an annual fee of $79,414 for acting as their Selling Agent. In January 2008, during management's annual review of the selling agreement, it was discovered that ProFutures, Inc. overpaid the Company during 2007 due to an error in the calculation of selling agent fees. This overpayment of $9,018 was included in the statement of financial condition at December 31, 2007 as due to affiliate and was settled by a reduction in the 2008 selling agent fees paid to the Company. The selling agreement also provides for the allocation of a portion of overhead expenses such as rent, telephone and administrative costs from ProFutures, Inc. to the Company generally based on the percentage of time spent by certain employees conducting broker-dealer related duties.

Note 4. Liabilities Subordinated to Claims of Creditors

At December 31, 2008, there were no liabilities subordinated to the claims of creditors.

Note 5. Indemnifications

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligation under these indemnifications to be remote.

Note 6. Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equal to $5,000 or 6-2/3 percent of "aggregate indebtedness," whichever is greater, as these items are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2008, the Company had net capital and net capital requirements of approximately $113,000 and $5,000, respectively. The net capital rule may effectively restrict the payment of dividends.

END